March 19, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Elizabeth Besinger, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment Nos. 82 & 83

Dear Ms. Besinger:

Thank you for your telephonic comments on March 18, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(a) prior to our requesting acceleration of effectiveness on or about March 20, 2015.

Comment 1.            Page 2, Principal Investment Strategies, first paragraph, third sentence. Regarding the fund’s 80% test, please revise the disclosure to tie the 80% description to the term “essential resources” as used in the fund’s name.

Response 1.            We have changed the referenced disclosure to read:

“Under normal circumstances, the fund will invest at least 80% of its assets in ‘essential resources’ securities. As of the date of this prospectus, the fund’s subadviser considers ‘essential resources’ securities to be securities of companies with business operations in or related to activities in one or more of the themes of water, energy solutions and agribusiness, as more fully described below.”

Comment 2.            SAI, page 1. Please update to include the date of the SAI.

Response 2.            We have made the requested change.

Comment 3.            SAI, Page 11, General Information and History. Please add the fund to the list of funds having a name that suggest a focus on a particular type of investment.

Response 3.            We have made the requested change

Comment 4.            SAI, page 85 and Appendix B, Control Persons and Principal Holders of Securities. As required by Item 18, please provide information updated to within 30 days of your filing.

Response 4.            We have updated the referenced disclosure with information as of March 17, 2015.

Securities distributed by VP Distributors, LLC

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

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